Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Brooks Automation, Inc.
Chelmsford, Massachusetts
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated November 5, 2015, relating to the consolidated financial statements and the effectiveness of Brooks Automation, Inc.’s internal control over financial reporting appearing in the Company’s Annual Report on Form 10-K for the year ended September 30, 2015.
We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP
Boston, Massachusetts
July 27, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.